FIRST PACIFIC

**FIRST PACIFIC COMPANY LIMITED**

**第一太平**

*(Incorporated with limited liability under the laws of Bermuda)*
*Website: http://www.firstpacco.com*

**(Stock Code: 00142)**



# OVERSEAS REGULATORY ANNOUNCEMENT

*(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)*

**Please refer to the attached press release of PT. PP London Sumatra Indonesia Tbk ("PPLS"), a subsidiary of the Company, together with the Notification to Bapepam-LK of the Resolutions of the Annual General Meeting of shareholders of PPLS.**

**Dated this 30th day of May, 2008**

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*



dlw 6/10

Siaran Pers

Press Release

## Lonsum Membukukan Laba Bersih Rp 564 miliar

## Lonsum Posted A Net Profit of IDR 564 billion

**Jakarta, 29 Mei 2008**
Pada hari ini PT PP London Sumatra Indonesia Tbk ("Perseroan") telah mengadakan Rapat Umum Pemegang Saham Tahunan ("RUPST") di Wisma Indosemen lantai 21. Jl. Jend. Sudirman Kav. 70-71, Jakarta. Dalam RUPST dilaporkan bahwa pada tahun 2007 Perseroan telah memperbaiki kondisi keuangan yang cukup signifikan dan punya potensi yang besar untuk berkembang ke arah yang lebih baik. Tahun 2007, Lonsum membukukan laba bersih sebesar Rp 564 miliar, margin laba sebesar 19.5% dan return on equity sebesar 24.4%. Ini merupakan kemajuan yang signifikan jika dibandingkan tahun 2006. Kondisi ini tidak terlepas dari meningkatnya pasar komoditas dan fokus pada perbaikan dalam pengelolaan biaya.

PT. Salim Ivomas Pratama, yang merupakan anak perusahaan dari perusahaan perkebunan yang terdaftar di Bursa Efek Singapura, yaitu Indofood Agri Resources Ltd, menjadi pemegang saham mayoritas Perseroan sejak Oktober 2007. Kami berharap bahwa kemitraan tersebut akan membuahkan suatu sinergi yang bermakna dengan berjalannya waktu, khususnya menyangkut bidang penelitian dan pembangunan perkebunan sekaligus memperbaharui komitmen pertumbuhan usaha Perseroan.

Total penjualan tahun buku 2007 meningkat sebesar 35% dari tahun 2006, yakni Rp 2,148 triliun menjadi Rp 2,900 triliun. Penghasilan dari produk sawit (termasuk minyak dan inti sawit) meningkat dari Rp 1.496,1 miliar pada

**Jakarta, 29 May 2008**
PT PP London Sumatra Indonesia Tbk ("Company") today holds the Annual General Meeting of the Shareholders ("AGM") at Wisma Indosemen 21st floor, Jl. Jend. Sudirman Kav. 70-71, Jakarta. In the AGM it is reported that in 2007, the Company has significantly improved its financial position and is well intentioned and positioned for future growth. In 2007, Lonsum posted a net profit of IDR 564 billion, a profit margin of 19.5% and a return of equity of 24.4%. All of these were improvements compared to 2006. These conditions were a result of strong commodity markets and it renewed focus on managing costs.

PT. Salim Ivomas Pratama, a subsidiary of the Singapore listed plantation company, Indofood Agri Resources Ltd, became the Company's majority shareholder in October 2007. We expect that this partnership will deliver valuable synergies over time, particularly in the areas of research and plantation development and renewed commitment to growing to business.

Total sales revenue grew 35% from IDR 2.148 trillion in 2006 to IDR 2.900 trillion in 2007. Revenues from palm products (including CPO and palm kernel) were up from IDR 1,496.1 billion in 2006 to IDR

tahun 2006 menjadi Rp 2.182,1 miliar pada tahun 2007 (pertumbuhan 45,8%) dimana 23,4% dari jumlah ini berasal dari ekspor. Penghasilan dari karet meningkat 10.6% dari Rp 478.6 miliar menjadi Rp 529,3 miliar, dimana 69,8% berasal dari ekspor. Penjualan bibit meningkat secara signifikan pada tahun 2007 menjadi Rp 138,2 miliar, naik 46% dibandingkan tahun 2006. Kenaikan disebabkan oleh volume naik 14,3% dan harga naik 29,8%. Sementara Komoditas lainnya memberikan kontribusi pada penjualan sebesar Rp 50,8 miliar, yang terdiri dari kakao (Rp 36,8 miliar), teh (Rp11,3 miliar), kelapa (Rp 1,7 miliar) dan kopi (Rp 1 miliar).

2,182.1 billion in 2007 (45.8% growth), of which 23.4% was from exports. Revenues from rubber increased by 10.6% from IDR 478.6 billion to IDR 529.3 billion, of which 69.8% was derived from exports. Seed sales increased significantly in 2007 to IDR 138.2 billion, up by 46% on 2006. This was both volume driven (up 14.3%) and price driven (up 29.8%). Meanwhile, other commodities contributed IDR 50.8 billion in sales, comprising cocoa (IDR 36.8 billion), tea (IDR 11.3 billion), coconut (IDR 1.7 billion) and coffee (IDR 1 billion).

**Perubahan Susunan Direksi**

Dalam RUPST ini juga menetapkan susunan Direksi Perseroan yang baru sehingga menjadi sebagai berikut :

Direksi

Presiden
Direktur : Eddy Kusnadi Sariaatmadja
Direktur : Paulus Moleonoto
Direktur : Mark Wakeford
Direktur : Tjhie Tje Fie
Direktur : Jay Geofrey Wacher
Direktur : Joefly Joesoef Bahroeny
Direktur : Bryan John Dyer
Direktur · Loe Soei Kim

Dengan susunan Direksi yang baru, visi dan misi Perseroan dapat dilanjutkan, yaitu menjadi perusahaan agro-industri berbasis perkebunan berkelas dunia , dengan mengembangkan usaha tanaman komoditas yang menguntungkan dan berkesinambungan bagi pemangku kepentingan melalui (i) produksi primer berstandar internasional, dan (ii) aktivitas sekunder yang memiliki nilai tambah.

Perseroan adalah perusahaan perkebunan terkemuka yang didirikan pada tahun 1906

**Change In the Board of Directors Composition**

This AGM also determines the new composition of the Company's Board of Directors ("BOD") , shown as follows :

BOD

President
Director : Eddy Kusnadi Sariaatmadja
Director : Paulus Moleonoto
Director : Mark Wakeford
Director : Tjhie Tje Fie
Director : Jay Geofrey Wacher
Director : Joefly Joesoef Bahroeny
Director : Bryan John Dyer
Director : Loe Soei Kim

With the new BOD composition, the Company's vision and mission remain, that is to become the leading land-based agro-industrial business in and beyond Indonesia, committed to sustainable value creation and growth for all stakeholders from a diversified range of perennial crops through (i) world-class primary production and (ii) selected value-added downstream activities.

The Company is a well-known plantation company established in 1906 by the name of

dengan nama Harrisons & Crossfield Plc. (H&C). Saat ini, Perseroan memiliki 37 perkebunan inti dan 14 perkebunan plasma di Sumatera. Jawa. Kalimantan. dan Sulawesi. Bidang bisnis Perseroan mencakup pembibitan, penanaman, pemanenan, pengolahan, pemrosesan, dan penjualan produk-produk kelapa sawit, karet, kakao, dan teh.

Harrisons & Crossfield Plc. (H&C). The Company currently owns 37 nucleus estates and 14 plasma estates in Sumatra, Java, Kalimantan and Sulawesi. The scope of the business has broadened to include plant breeding, planting, harvesting, milling, processing and the selling of palm products, rubber, cocoa and tea.

Selain memiliki pabrik pengolahan komoditas, Lonsum juga memiliki pusat riset yang memproduksi benih varietas unggul, laboratorium analisa tanah, analisa daun, analisa pupuk, analisa air, dan analisa latek termasuk laboratorium kultur jaringan, DNA Marker serta laboratorium hama dan penyakit tanaman.

In addition to having commodities processing mills, Lonsum owns a research center which produces excellent seeds variety, laboratories for the soil analysis, leaf analysis, fertilizer analysis, water analysis and latex analysis, including a tissue culture laboratory, DNA marker and a pest as well as plant disease laboratory.

PT PP London Sumatra Indonesia Tbk

UNOFFICIAL TRANSLATION

CS-111/LSIP/V/2007

Jakarta. 29 Mei 2007

To.
Bapak A. Fuad Rachmany
Ketua Badan Pengawas Pasar Modal & Lembaga Keuangan (Bapepam-LK)
Gedung Baru. Departemen Keuangan
Jl. Dr. Wahidin Raya No. 2. Lapangan Banteng
Jakarta 10710

Re : Notification Of The Resolution Of the Annual General Meeting Of Shareholders Of PT. PP London Sumatra Indonesia Tbk (the "Company")

Dear Sir,

The Board of Directors of the Company hereby announces the resolutions of the Company's Annual General Meeting of Shareholders (the "Meeting") held on Thursday. 29 May 2008. as follows:

1. - To Approve the Company's Board of Directors' Accountability Report regarding the Company's condition and performance as well as its Financial Administration for fiscal year ending on 31 December 2007;
   - To Approve and ratify the Company's Consolidated Financial Statements for fiscal year ending on 31 December 2007 which have been audited by Public Accountant Firm Haryanto Sahari & Partners and deemed unqualified opinion as stated in its opinion dated 12 March 2008;
   - Grant full release and discharge (*acquit et de charge)* to the Board of Directors of Company from their liabilities in respect of their management actions and the Board of Commissioners of Company from their liabilities in respect of their supervisory actions during the year ending on 31 December 2007 to the extent that such actions are reflected in the Company's Financial Report for the year ending on 31 December 2007, taking into consideration the Board of Directors' Accountability Report for fiscal year ending on 31 December 2007.
   - Approve and ratify that no dividend declaration and distribution to the Company's Shareholders for the Company's profit during fiscal years 2007 and 2006, and stipulate the Company's profit utilization for fiscal year 2007 as follows:
     (i) Rp 11.280 billion or 2% (two percent) from the Company's Net Profit in 2007 is allocated as fund reserves. as set out in Article 70 of Law Number 40 Year 2007 regarding Limited Liability Company.
     (ii) The remaining net profit after deducting fund reserves will be recorded as accumulated income used for the Company's working capital and investment.
   - Grant authority to the Board of Directors to implement the utilization of the profit referred to above, without any exception.
2. a. To approve the appointment of Mr. Loe Soei Kim as a Director of Company as of the closing of this AGM until the end of the Company's Annual General Meeting of Shareholders in 2010 for fiscal year 2009.
   - To stipulate that as of the effective date of the appointment of the member of the Board of Directors. the composition of the Company's Board of Directors is now as follows:

BOARD OF DIRECTORS :

| | |
|---|---|
| President Director | : Mr. Eddy Kusnadi Sariaatmadja |
| Director | . Mr. Paulus Moleonoto |
| Director | : Mr. Mark Wakeford |
| Director | : Mr. Tjhie Tje Fie |
| Director | : Mr. Jay Geoffrey Wacher |
| Director | : Mr. Joefly Joesoef Bahroeny |
| Director | : Mr. Bryan John Dyer |
| Director | : Mr. Loe Soei Kim |

- This composition of the Company's Board of Directors is subject to the approval of the Company's Club Deal Creditors.
- To grant authority and power of attorney to the Company's Board of Directors, both severally and jointly, with the right of subtitution, to perform all acts in relation to the abovementioned appointment of the Company's Board of Directors as well as make amendment and decision on the composition of the Company's Board of Directors as referred to above, including but not limited to draw up or request to be drawn up as well as to sign deed passed before the Notary in relation to the appointment of the member of the Company's Board of Directors and notify the competent authorities, and perform any and all necessary actions in accordance with the prevailing laws and regulations.

b. To delegate the authority to the general meeting of Company's Board of Commissioners to stipulate the division ofduties and authorities of the members of the Board of Directors.

c. To delegate the authority to the Company's Board of Commissioners to determine the salaries and other allowances for the members of the Company's Board of Directors and honorarium and/or other allowances for the members of the Company's Board of Commissioners for fiscal year 2008, taking into consideration the input of Nomination and Renumeration Committee.

3. To grant authority to the Company's Board of Directors, subject to a prior consultation with the Audit Committee, to appoint the Public Accountant which will conduct an audit for the Company's Financial Statements for fiscal year 2008, on the condition that the appointed Public Accountant possesses good reputation and is registered at BAPEPAM and LK, and to grant authority to the Company's Board of Directors to determine the amount of honorarium for the Public Accountant which will be appointed along with the terms and conditions of the appointment.

Your kind attention on this matter is highly appreciated.

Yours sincerely,
PT PP London Sumatra Indonesia Tbk.

Endah Resmiati Madnawidjaja
Act Corporate Secretary

BND